FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

12 April 2013

DEBT ISSUANCE PROGRAMME UPDATE
DATED 11 APRIL 2013

The following base prospectus and registration documents have been approved by the UK Listing Authority:

A base prospectus dated 11 April 2013 relating to the Debt Issuance Programme of HSBC Holdings plc.

A registration document dated 11 April 2013 in respect of HSBC Holdings plc.

To view the full document, please paste the following URL into the address bar of your browser:

Base Prospectus: http://www.rns-pdf.londonstockexchange.com/rns/2365C_-2013-4-12.pdf

Registration Document: http://www.rns-pdf.londonstockexchange.com/rns/2365C_1-2013-4-12.pdf

Copies of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.hemscott.com/nsm.do.

Media enquiries to Brendan McNamara on +44 (0)20 7991 0655 or at brendan.mcnamara@hsbc.com

Note to editors:
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 81 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 12 April 2013